Risks Related to the Joint Venture

There can be no certainty that all conditions precedent to the Joint Venture will be satisfied.

Our ability to consummate the Joint Venture is subject to a number of conditions precedent, certain of which are outside the control of the Company, including receipt of regulatory approval. The Company has made a submission to the TSX regarding the Joint Venture, and the provisions of the Proxy Statement relating to the resolution sought were reviewed and accepted by the TSX. However there is no guarantee that the Joint Venture will receive final approval from the TSX.

In addition, completion of the Joint Venture is contingent on our shareholders approving the Joint Venture. There can be no assurance or guarantee that our shareholders will approve the Joint Venture.

If for any reason the Joint Venture is not completed, the market price of the Shares may be adversely affected. If the Joint Venture is not completed and the Company cannot obtain financing for repayment of the Promissory Note and working capital requirements, the financial condition of the Company will be materially adversely affected.

The Transaction Agreement may be terminated in certain circumstances.

The parties to the Transaction Agreement have the right to terminate the Transaction Agreement and the Joint Venture in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Transaction Agreement will not be terminated, with the result that the Joint Venture will not proceed. In addition, in certain circumstances, the Company will be required to pay the Expenses Fee and/or the Termination Fee.

Completion of the Joint Venture will mean that the Company only has a 50% interest in the Soledad Project.

The Soledad Project is the Company’s only mineral property. If the Company were unable to fund the Joint Venture such that its interest in the Soledad Project was diluted further, the market price of the Shares may be adversely affected. In addition, the Company could fail to meet the listing requirements of the TSX, and would run the risk of being delisted from the TSX. While the majority of the Company’s trading volume occurs on the OTCQX International Exchange, if the TSX delists our Shares, investors may face material adverse consequences, including, but not limited to, a lack of a trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

In addition, there is no assurance that the development of the Soledad Project will be successful even if the Joint Venture closes, or that the Joint Venture will have a positive impact on the shareholders.

There can be no assurance that the Company will be capable of raising additional funding required to continue development of the Soledad Project and meet its funding obligations under the Joint Venture.

The Company has limited financial resources. Assuming the Joint Venture closes, the Company will receive a portion of the funds required to continue its operations. However, the ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions, business performance of the Company, as well as the market price of metals. The recent volatility in global equities, commodities, foreign exchange, precious and base metals and a lack of market liquidity, may adversely affect the development of the Company and its ability to obtain financing. There is no assurance that sources of financing will be available to the Company on acceptable terms, if at all. Failure to obtain additional financing on a timely basis will cause the Company’s interest in the Joint Venture to be diluted.

Further financing by the Company may include issuances of equity, instruments convertible into equity (such as the issuance of rights pursuant to a rights offering) or various forms of debt. The Company has issued Shares or other instruments convertible into equity in the past and cannot predict the size or price of any future issuances of Shares or other instruments convertible into equity, and the effect, if any, that such future issuances and sales will have on the market price of the Company’s securities. Any additional issuances of Shares or securities convertible into, or exercisable or exchangeable for, Shares may ultimately result in dilution to the holders of Shares, dilution in any future earnings per share of the Company and may have a material adverse effect upon the market price of the Shares.

The board of managers of the Joint Venture will have discretion regarding the use and allocation of funds to the development of the Soledad Project.

The board of managers and officers of the Joint Venture will have discretion concerning the use of the proceeds of the Joint Venture, as well as the timing of the application of the proceeds. As a result, shareholders will be relying on the judgment of the managers and officers of the Joint Venture for the application of the proceeds. Golden Queen understands that the intention of the board of managers and officers of the Joint Venture is to spend available funds on the work program described under “About the Soledad Mountain Project.” However, due to the nature of the mining industry and operations, budgets are regularly reviewed in light of the success of the expenditures, and the work program on the Soledad Project may not develop exactly as set out in this Proxy Statement. In addition, the ability of the Company to carry out operations will depend on the other Joint Venture participants. There may be circumstances where, for sound business reasons, a reallocation of funds or change in work program may be necessary.

The Valuation and Fairness Opinion prepared by Maxit Capital is subject to certain assumptions, limitations and qualifications.

The Valuation and Fairness Opinion prepared by Maxit Capital, which support the consideration to be paid by Gauss for the interest in GQ California and concludes that the Joint Venture is fair, from a financial point of view, to the Company, was based on information provided to Maxit Capital by the Company, as well as certain other publicly available information. The Valuation and Fairness Opinion are subject to the assumptions, limitations and qualifications described in the summary of the Valuation and Fairness Opinion included in this Proxy Statement, and as a result, may not be a completely accurate analysis of the value of the interest in GQ Califorina to be acquired by Gauss.

The Clay Group owns a substantial interest in the Company and is represented on our board of directors and its committees, and thus may exert significant influence on our corporate affairs and actions, including those submitted to a shareholder vote.

The Clay Group currently owns approximately 27% of the Company’s Shares and will also own 32.5% of Gauss, which will own half of the Soledad Project. For so long as the Clay Group beneficially owns at least 25% of the Company, at least one of GQ Holdco’s representatives on the board of managers will be designated by Auvergne. Accordingly, the Clay Group has considerable influence on our corporate affairs and actions, including those submitted to a shareholder vote, and the development and operation of the Soledad Project. The interests of the Clay Group may be different from your interests.

If Gauss Holdings and Auvergne purchase a significant number of Shares pursuant to the Standby Commitment, they will have the ability to exert a significant degree of control over the Company.

If the Company undertakes a rights offering and not all of the rights are exercised by holders, and the Company exercises the right to have Gauss Holdings and Auvergne purchase Shares pursuant to the Standby Commitment, Gauss Holdings and Auvergne may acquire a significant number of Shares, which could result in Gauss Holdings and Auvergne holding a significant ownership stake in the Company. In addition, if Gauss Holdings and Auvergne are required to take up and pay for a large number of Shares pursuant to the Standby Commitment, the liquidity of the Shares may be negatively impacted.

Gauss Holdings’ and Auvergne’s agreement to purchase Shares pursuant to the Standby Commitment may be terminated under certain circumstances.

Gauss Holdings and Auvergne’s obligation to purchase Shares pursuant to the Standby Commitment at the election of the Company is subject to the satisfaction of certain conditions prior to the closing of a rights offering. If Gauss Holdings and Auvergne do not purchase the Shares pursuant to the Standby Commitment, any rights offering may not be fully subscribed and the anticipated proceeds of a rights offering may not be fully realized. The receipt of net proceeds from a rights offering in an amount less than the aggregate amount of funds to allow the Company to repay indebtedness and fund the Joint Venture would have a material adverse effect on the Company and on the value and trading price of the Shares as the Company does not currently have sufficient cash or alternate sources of financing available to repay its indebtedness or fund the Joint Venture. Once any rights have commenced trading on the TSX, the Company will be required to proceed with such rights offering, subject to limited exceptions, even if Gauss Holdings and Auvergne do not purchase the Shares pursuant to the Standby Commitment.